UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Cidade de Deus, Osasco, SP, March 24th , 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

     Banco Bradesco S.A. announces to its stockholders, clients and the market in general that all matters examined in the Special Stockholders’ Meeting, held on this date, at 4:30 p.m., were approved as follows:

1. ratification of the Capital Stock increase resolved on the 210th Special Stockholders’ Meeting, held on January 4, 2008, in the amount of R$1,200,000,000.00, increasing it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of the subscription of 27,906,977 new non par registered book-entry stocks, of which 13,953,489 are common stocks and 13,953,488 are preferred stocks, and these shall be included in the stockholders’ position after the Brazilian Central Bank ratified the respective process;

2. increase of the capital stock in the amount of R$2,800,000,000.00, increasing it from R$20,200,000,000.00 to R$23,000,000,000.00, by means of:

- capitalization of part of the balance of the “Profit Reserve - Statutory Reserve” account;

- 50% bonus stock, attributing to the Company’s stockholders, free of charge, as stock bonus, 1 (one) new stock for each 2 (two) stocks held of the same type, including the stocks subscribed in the capital stock increase aforementioned in Item 1.

1,023,288,867 non-par registered book-entry stocks will be issued, of which 511,644,460 are common stocks and 511,644,407 are preferred stocks.

Concomitantly to the Brazilian Market operation, and in the same proportion, the stock bonus shall benefit DRs (Depositary Receipts) holders in the U.S. (NYSE) and European (Latibex) Markets, and investors shall receive 1 (one) new DR for each 2 (two) DRs held, which shall continue to be traded at the ratio of 1 (one) preferred stock for 1 (one) DR, in the respective markets.

Stocks currently issued by the Company shall continue to be traded, entitled to bonus stock, until the Company announces to the Market the record date of such right, which shall occur after the Brazilian Central Bank approves the process.

The stocks resulting from the stock bonus shall not imply the increase in the distribution of monthly dividends and/or interest on own capital, since these only aim at improving their liquidity. Thus, the monthly dividends, to be declared after including the bonus stocks in the stockholders’ position shall be adjusted from R$0.018026250 to R$0.01201750 per common stock, and from R$0.019828875 to R$0.013219250 per preferred stock, so that the stockholders will continue to receive equal amount of Dividends.

The unitary cost attributed to the bonus stocks is R$2.736275251 pursuant to the provisions in Paragraph 1 of Article 25 of the Brazilian Internal Revenue Service Regulatory Instruction #25, as of 3.6.2001.

Subscribed Bonus Stocks Rights – These are entitled to Monthly and possibly Complementary Dividends and/or Interest on Own Capital to be declared as of the date of the approval of the respective processes by the Brazilian Central Bank, as well as, fully, to possible advantages attributed to other stocks as of the aforementioned date.

3. amendment of the “caput” of Article 6 of the Company’s Bylaws, as a result of the previous item.

     These deliberations shall be effective after the necessary approval of the process by the Brazilian Central Bank.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.